Amended Pricing Term Sheet*

Dated February 14, 2025

Filed Pursuant to Rule 433

Registration Statement No. 333-266487

Dated February 13, 2025

Exelon Corporation

Pricing Term Sheet

$1,000,000,000 6.500% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Due 2055

*Amended solely to reflect a corrected ISIN number below.

Issuer:	Exelon Corporation
Expected Ratings*:	Baa3 (Moody’s); BBB (S&P)
Principal Amount:	$1,000,000,000
Security Type:	Fixed-to-Fixed Reset Rate Junior Subordinated Notes (the “Notes”)
Trade Date:	February 13, 2025
Settlement Date**:	February 19, 2025 (T+3)
Interest Rate:

The Notes will bear interest (i) from and including February 19, 2025 to, but excluding, March 15, 2035 (the “First Reset Date”) at the rate of 6.500% per annum and (ii) from and including the First Reset Date, during each Reset Period (as defined in the Preliminary Prospectus Supplement) at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement) plus a spread of 1.975%, to be reset on each Reset Date (as defined in the Preliminary Prospectus Supplement).

For additional information and the definitions of the terms Reset Period, Five-year U.S. Treasury Rate, Reset Interest Determination Date and Reset Date, see “Description of the Notes—Interest Rate and Maturity” in the Preliminary Prospectus Supplement.

Maturity Date:	March 15, 2055
Interest Payment Dates:	March 15 and September 15 of each year, beginning on September 15, 2025 (each, an “interest payment date”) (subject to the Company’s right to defer interest payments as described under “Optional Interest Deferral” below).
Optional Interest Deferral:

So long as no event of default (as defined in the Preliminary Prospectus Supplement) with respect to the Notes has occurred and is continuing, the Company may, at its option, defer interest payments on the Notes, from time to time, for one or more Optional Deferral Periods (as defined in the Preliminary Prospectus Supplement) of up to 20 consecutive semi-annual Interest Payment Periods (as defined in the Preliminary Prospectus Supplement) each, except that no such Optional Deferral Period may extend beyond the final maturity date of the Notes or end on a day other than the day immediately

Issuer:	Exelon Corporation

preceding an interest payment date. No interest will be due or payable on the Notes during any such Optional Deferral Period unless the Company elects, at its option, to redeem Notes during such Optional Deferral Period, in which case accrued and unpaid interest to, but excluding, the redemption date will be due and payable on such redemption date only on the Notes being redeemed, or unless the principal of and interest on the Notes shall have been declared due and payable as the result of an event of default with respect to the notes, in which case all accrued and unpaid interest on the Notes shall become due and payable. The Company may elect, at its option, to extend the length of any Optional Deferral Period that is shorter than 20 consecutive semi-annual Interest Payment Periods (so long as the entire Optional Deferral Period does not exceed 20 consecutive semi-annual Interest Payment Periods or extend beyond the final maturity date of the Notes) and to shorten the length of any Optional Deferral Period. The Company cannot begin a new Optional Deferral Period until the Company has paid all accrued and unpaid interest on the Notes from any previous Optional Deferral Period. During any Optional Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes). In addition, during any Optional Deferral Period, interest on the deferred interest will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes), compounded semi-annually, to the extent permitted by applicable law.

For additional information and the definitions of the terms event of default, Optional Deferral Period and Interest Payment Period, see “Description of the Notes—Events of Default” and “Description of the Notes—Option to Defer Interest Payments” in the Preliminary Prospectus Supplement.

Price to Public:	100.000% of the principal amount, plus accrued interest, if any

Proceeds to Company:	Approximately $990 million, after deducting the underwriting discount but before deducting the estimated offering expenses payable by the Company.

Optional Redemption Provisions:

The Company may redeem some or all of the Notes, at its option, in whole or in part (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date, at a redemption price in cash equal to 100% of the principal amount of the Notes being redeemed, plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the Notes to be redeemed to, but excluding, the redemption date.

The Company may at its option redeem the Notes, in whole but not in part, at any time following the occurrence and during the continuance

Issuer:	Exelon Corporation

of a Tax Event (as defined in the Preliminary Prospectus Supplement) at a redemption price in cash equal to 100% of the principal amount of the Notes, plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the Notes to, but excluding, the redemption date.

The Company may at its option redeem the Notes, in whole but not in part, at any time following the occurrence and during the continuance of a Rating Agency Event (as defined in the Preliminary Prospectus Supplement) at a redemption price in cash equal to 102% of the principal amount of the Notes, plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the Notes to, but excluding, the redemption date.

For additional information and the definitions of the terms Tax Event and Rating Agency Event, see “Description of the Notes—Redemption” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	30161N BQ3 / US30161NBQ34
Joint Bookrunners:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Credit Agricole Securities (USA) Inc.

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Senior Co-Managers:	Loop Capital Markets LLC M&T Securities, Inc.

Co-Managers:	Academy Securities, Inc. Multi-Bank Securities, Inc. Siebert Williams Shank & Co., LLC Stern Brothers & Co.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about February 19, 2025, which will be the third business day following the date of this term sheet (“T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds any day other than the business day preceding the settlement date will be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.